Exhibit 99.1

Notice of
Annual General Meeting
of Shareholders

NOTICE is hereby given that the annual general meeting (the “Meeting”) of the shareholders of Lithium Americas Corp. (the “Company”, “Lithium Americas” and “we”, “us”, “our” or similar terms) will be held:

When	Where	Vote your shares in advance using the proxy form or voting instruction form in your package of materials.

Tuesday, June 21, 2022 at 10 a.m. (Pacific Time)	Live webcast on the Computershare meeting platform at meetnow.global/MDNX6A5	Or vote in real time at the virtual meeting.

Please read the details about voting beginning on page 3 of the management information circular.

At the Meeting, shareholders will be asked to:

1.	Receive the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the auditor’s report thereon;

2.	Determine the number of directors as nine;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

6.	Transact such other business as may properly be put before the Meeting.

Details on each item of business are described in the management information circular accompanying this notice, starting on page 9.

This year, we are continuing with our online only Meeting as a result of the ongoing global coronavirus pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders.

Participation by our shareholders is important to the Company. If you owned shares as of close of business on May 6, 2022 you are entitled to vote as a shareholder at the Meeting. Those shareholders unable to attend the Meeting are encouraged to vote their proxy in advance. Information on how to vote is provided on page 5 of the accompanying circular.

DATED at Vancouver, British Columbia, this 6th day of May, 2022.

ON BEHALF OF THE BOARD Signed “George Ireland”

George Ireland
Chair of the Board

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Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866-964-0492
www.computershare.com/noticeandaccess

Notice of Availability of Proxy Materials for
LITHIUM AMERICAS CORP. Annual General Meeting

Meeting Date and Location:

When:	June 21, 2022	Where:	Online at https://meetnow.global/MDNX6A5
10:00 am (Pacific Time)

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://www.lithiumamericas.com/investors/#reports-and-filings

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 10, 2022. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:

To obtain paper copies of the materials before or after the meeting date, please contact 1-844-221-7982.	To obtain paper copies of the materials before or after the meeting date, please contact 1-844-221-7982.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Number of Directors - ITEMS OF BUSINESS – Set Number of Directors on the Board
2.	Election of Directors - ITEMS OF BUSINESS – Elect Directors
3.	Appointment of Auditors - ITEMS OF BUSINESS – Appoint the Auditor
4.	‘Say on Pay’ Advisory Vote - ITEMS OF BUSINESS – Approach to Executive Compensation

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

  No Annual Report (or Annual Financial Statements) is (are) included in this mailing